SKANSKA

Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

Secrurities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA

07023908

May 11, 2007

Our contact
Marianne Bergström

SEC MAIL PROCESSING
RECEIVED
MAY 2 1 2007
WASH. D.C. 185 SECTION

Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Releases published May 7, 10 and 11, 2007.

Best regards,
Skanska AB

Marianne Bergström

PROCESSED
JUN 0 4 2007
THOMSON
FINANCIAL

SUPPL

Published	Item	Document name	Required by
May 7, 2007	Press Release	Skanska sells property portfolio to Oppenheim for SEK 500 M, with capital gain of SEK 184 M	law and by the listing agreement with Stockholm Stock Exchange
May 10, 2007	Press Release	Skanska to build facilities at Aitik Mine in Sweden for about SEK 460 M	law and by the listing agreement with Stockholm Stock Exchange
May 11, 2007	Press Release	Skanska sells office property in Stockholm for SEK 456 M, with capital gain of SEK 132 M	law and by the listing agreement with Stockholm Stock Exchange

SKANSKA

Press Release

May 11, 2007

Skanska sells office property in Stockholm for SEK 456 M, with capital gain of SEK 132 M

Skanska is selling the Gångaren 15 property in Stockholm for SEK 456 M to AFA Sjukförsäkringsaktiebolag (health insurance company). The capital gain is SEK 132 M and is being reported in the second quarter of 2007. Occupancy is in October 2007.

The Gångaren 15 property is one of Skanska's development projects at Lindhagensterrassen on Kungsholmen. The building, which houses 11,000 square meters of office space, was completed in 2001. The property is currently fully leased, with mobile operator Hi3g Access AB, Plaza Publishing Group AB and Coor Service Management AB as tenants.

Skanska is continuing to develop new premises at Lindhagensterrassen. Earlier this year, Skanska signed an agreement with Skandia covering development and construction of a 30,000-square-meter property that will be completed for occupancy in 2009.

Including the new office for Skandia, to date Skanska has developed about 100,000 square meters at Lindhagensterrassen. Tenants in the other office properties include Electrolux and Stockholm Transport (SL). Skanska is also developing residential projects in the area.

"AFA Försäkringar has owned a neighboring property for some years, which we also acquired from Skanska. Our acquisition now shows that we are satisfied with the earlier purchase as well as the cooperation with Skanska and development in the area," says Tomas Ingemarsson, Property Manager, AFA Försäkring.

"This sale and the flow of tenants shows that Lindhagensterrassen is now established as one of Stockholm's most attractive new office sites. And we foresee great opportunities in the area," says Håkan Danielsson, President of Skanska Fastigheter Stockholm. "We hold an additional 30,000 square meters in building rights that we plan to develop with modern, flexible and efficient office properties."

Skanska Commercial Development Nordic Region initiates and develops property projects within offices, logistics and shopping centers. Office operations focus on the three large metropolitan regions in Sweden, the Copenhagen region of Denmark and Helsinki, Finland. The development of logistics facilities and volume retail properties is conducted in strategic locations in Sweden, Denmark and Finland.

Skanska Commercial Development Nordic is divided into three regional companies: Gothenburg, Stockholm and Öresund.

For further information please contact:

Håkan Danielsson, President, Skanska Fastigheter Stockholm AB, tel +46 70 553 80 70
Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 38
Direct line for media: +46 8 753 88 99
Tomas Ingemarsson, Property Manager, AFA Försäkring, tel +46 70-892 85 41

This and previous releases can also be found at www.skanska.com

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 56,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2006 totaled USD 17 billion.

SKANSKA

Press Release

May 10, 2007

Skanska to build facilities at Aitik Mine in Sweden for about SEK 460 M

Skanska has been contracted to expand facilities at the Boliden's copper mine at Aitik in Northern Sweden. The contract amount is approximately SEK 460 M, which is included in order bookings for the second quarter of 2007.

The project includes concrete structures for crushers and conveyors, two ore storage facilities, a service workshop as well as road and civil engineering work.

The expansion is part of work to expand ore production at the mine from 18 million tons per year to 36 million tons. The Aitik open-pit mine outside Gällivare is one of Europe's largest copper mines. Aitik is also a large producer of gold and silver. The mine with dressing plant was placed in operation in 1968.

The contract is conditional on receipt of the necessary environmental permits. Construction start is planned for January 2008. Work is scheduled to be completed in November 2009.

The project is being carried out by Skanska Sweden's special unit for industrial construction, IME. Skanska Sweden is the largest construction company in Sweden active in building and civil engineering construction. The company has 10,000 employees and reported revenues in 2006 of SEK 24 billion.

For further information please contact:

Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 38.
Direct line for media: +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 56,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2006 totaled USD 17 billion.

SKANSKA

Press Release

May 7, 2007

Skanska sells property portfolio to Oppenheim for SEK 500 M, with capital gain of SEK 184 M

Skanska is selling five properties in Sweden in Gothenburg, Mölndal, Malmö and Lund for SEK 500 M. The capital gain amounts to SEK 184 M and is being reported in the second quarter. The buyer is the German property investment company Oppenheim Immobilien KAG, belonging to the IVG Group.

The agreement is for retail properties that comprise a total of about 24,300 square meters and all are fully leased. Two of the properties are still under construction, with completion scheduled for summer 2007.

The new property owner, Oppenheim, will take over the properties during the third and fourth quarters of 2007.

The transaction includes a subsequent sale of a property sold previously to RBS Nordisk Renting in accordance with a profit-sharing agreement between Skanska and RBS Nordisk Renting. This property, Jellinge 1 in Malmö, was completed in 2005.

The four other properties included in the transaction are Medlingen 3 in Lund, Generatorn 11 and Eklanda 1:107 in Mölndal and Backa 23:2 in Hisings Backa.

"Long-term leases are signed for all the properties. We are seeing high demand from tenants as well as from investors today and, accordingly, we are continuing to focus on developing new projects," says Cecilia Fasth, President of Skanska Fastigheter Göteborg.

This is Oppenheim's sixth acquisition in Sweden and prior to this the company owned about 130,000 square meters, mainly commercial properties. Oppenheim Immobilien-Kapitalanlagegesellschaft mbH is part of IVG Immobilien, which currently manages about EUR 9.9 billion in 30 property funds in Sweden and the rest of Europe.

Skanska Commercial Development Nordic Region initiates and develops property projects within offices, logistics and shopping centers. Office

operations focus on the three large metropolitan regions in Sweden, the Copenhagen region of Denmark and Helsinki, Finland. The development of logistics facilities and volume retail properties is conducted in strategic locations in Sweden, Denmark and Finland.

Skanska Commercial Development Nordic is divided into three regional companies: Gothenburg, Stockholm and Öresund.

For further information please contact:

Cecilia Fasth, President, Skanska Fastigheter Göteborg AB,
tel +46 70 528 38 15
Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 38.
Direct line for media: tel +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 56,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2006 totaled USD 17 billion.

END